SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 997th BOARD OF DIRECTORS' MEETING

On October 19, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. We recorded that the Board members Anderson Márcio de Oliveira, Eduardo Person Pardini, Karolina Fonsêca Lima, and Mario Engler Pinto Junior, as well as Ronaldo Carlos Leite, Manager of the Corporate Governance Department, participated in the meeting via videoconference.

(...)

Then, the Chair moved to item 4 on the agenda, “Governance Package: (a) Approval of the annual review of the institutional Policy on transactions with related parties; (b) Approval of the institutional Nomination Policy; (c) Approval of the Internal Regulations of the Board of Directors; (d) Election of members of the People and Culture Committee, Strategy and New Businesses Committee, and Sustainability and Innovation Committee; and (e) Approval of the committees’ meeting calendar”, (time: 45’), giving the floor to Michael Breslin, Compliance and Risk Superintendent, and to Virgínia Tavares Ribeiro, Sustainability and Corporate Governance Superintendent, for an explanation of the item. Then, item 4(a) “Approval of the annual review of the institutional Policy on transactions with related parties” was analyzed, and the Superintendent Michael Breslin presented the result of the system validation that will identify related parties, in compliance with the request made at the Board meeting held on August 10, 2023. The matter was instructed with the Executive Board’s Resolution 0228/2023, of August 01, 2023, Internal Communication PI 010/2023, of August 01, 2023, the draft of Institutional Policy PI0032–v5 and respective exhibits, and the PowerPoint presentations, all of which made available on the meeting’s electronic platform. After being discussed and voted on, under item VIII of article 14 of the Company’s Bylaws, and item VII of article 8 of Law 13,303/2016, version 5 of the Institutional Policy of Transactions with Related Parties was unanimously approved.

At this point, the Compliance and Risks Superintendent, Michael Breslin, left the meeting.

Then, the Chair of the Board of Directors gave the floor to the Sustainability and Corporate Governance Superintendent, Virgínia Tavares Ribeiro, who presented item 4(b) “Approval of the Institutional Nomination Policy”, based on the Executive Board’s Resolution 0314/2023, of October 10, 2023, Executive Summary PS 001/2023, of October 04, 2023, From/To and draft of the Institutional Policy and respective exhibit, and the Power Point presentation, all of which made available on the meeting’s electronic platform. After being discussed and voted on, under item VII, sub-item “c” of article 14 of the Company’s Bylaws, version 2 of the Institutional Nomination Policy was unanimously approved.

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

Then, the Sustainability and Corporate Governance Superintendent, Virgínia Tavares Ribeiro, explained item 4(c) “Approval of the Internal Regulations of the Board of Directors”, based on the material previously made available to the Board members, documents filed in the electronic folder of this meeting. (...). According to item XXVI of article 14 of the Company’s Bylaws, the Board of Directors approved the Internal Regulations of the Board of Directors.

(...)

Minutes signed by the attending Board of Directors members Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Antonio Julio Castiglioni Neto, Eduardo Person Pardini, Inês M. dos S. Coimbra de Almeida Prado, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, October 27, 2023.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 21, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.